Exhibit 99.2
October 23, 2008
Corgi International Limited Announces Receipt of Letter from Nasdaq Regarding Suspension of Minimum Bid Price and Market Value Rule
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that it received notice on October 22, 2008 from the staff of The Nasdaq Stock Market, LLC indicating that given these extraordinary market conditions, Nasdaq has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns.
These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009. However, if a company is presently subject to being delisted for concerns not related to the bid price or market value of publicly held shares requirements, it will continue in that process with respect to those other concerns. Since the company had 75 calendar days remaining in its compliance period as of October 16 , it will, upon reinstatement of the rules, still have this number of days, or until April 6, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by maintaining $5,000,000 in market value of publicly held shares for 10 consecutive trading days.
In the event that Corgi receives notice that its ADSs are to be delisted, Nasdaq rules permit Corgi to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer its ADSs to the Nasdaq Capital Market if the Company satisfies the continued inclusion requirements for that market. If Corgi submits a transfer application and pays the applicable listing fees by April 16, 2009 the initiation of the delisting proceedings will be stayed pending the staff’s review of the application. If the Nasdaq staff does not approve Corgi’s transfer application, the Nasdaq staff will provide written notification that its securities will be delisted.
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.
The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.